December 23, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Stephen Krikorian

Re:	Portal Software, Inc.

Form 8-K

Filed November 28, 2005

(File No. 000-25829)

Ladies and Gentlemen:

Portal Software, Inc., a Delaware corporation (“Portal”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 2, 2005 regarding Portal’s Current Report on Form 8-K (the “Form 8-K”) referenced above.

For your convenience, we have repeated the Staff’s comments in italic type and have included our response to the Staff’s comments immediately below the applicable comment.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1. Your disclosure indicates that you consulted with your independent auditors when concluding that your financial statements should no longer be relied upon. However, pursuant to Item 4.02(a)(3) you are required to provide a statement whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing. Revise to provide the requirement disclosure.

In response to the Staff’s comment, Portal has filed an amended Current Report on Form 8-K/A to confirm that the audit committee of Portal’s Board of Directors discussed the matters disclosed in the filing with Portal’s independent accountant.

2. We note you concluded that your financial statements for the first, second and third quarters of fiscal year 2005 should no longer be relied upon because of certain errors in such financial statements, which based on your disclosure, fall into four categories. It is not apparent from your disclosure why the errors identified only impact your fiscal year 2005 interim financial statements. Therefore, tell us how you determined that the errors relating to each of the four issues identified did not have a material impact on the periods prior to the first quarter of fiscal year 2005.

Securities and Exchange Commission

December 23, 2005

Portal respectfully submits that, in its evaluation of the issues identified with respect to the fiscal 2005 quarterly financial statements summarized in the four restatement categories referenced in its Form 8-K, Portal assessed which issues were applicable to periods prior to fiscal 2005.

In particular, with respect to the revenue restatement item, Portal respectfully notes that the largest of the adjustments relates to a large, multi-element contract entered into in fiscal 2005 where vendor specific objective evidence (VSOE) of fair value for consulting services was not present. Portal disclosed in its February 3, 2005 press release that, during the close of its third quarter of fiscal 2005, it had concluded that it could no longer determine VSOE of fair value for consulting services. The error relating to the adjustment for this large contract would not have impacted its fiscal 2004 financial statements because the contract at issue was executed during FY 2005. Moreover, Portal maintained VSOE of fair value for its consulting services in fiscal 2004.

The majority of the remaining revenue adjustments relate to certain contracts, which Portal initially accounted for as time and materials services contracts, rather than as fixed price services contracts, owing to a misinterpretation of the applicable contracts. Portal has determined that the accounting for these contracts, which relate to the material weaknesses previously disclosed in its press release dated June 30, 2005, as well as its Form 10-Q for the third quarter of fiscal 2005 filed on April 25, 2005, did not impact its year-end 2004 financial statements in a material amount. Portal is currently evaluating whether these contracts or any other contracts with similar issues could have impacted its quarterly financial statements in fiscal 2004.

The majority of the cost restatement items related to errors in calculating deferred costs on large, fixed price consulting services contracts, which errors resulted from the use of an incorrect methodology resulting in the deferral of costs to normalized margins on services contracts, inappropriate capitalization of costs on loss contracts, and inaccurate cost rates. Portal determined that these errors, which also relate to previously disclosed material weaknesses involving an insufficient number of qualified and experienced financial and accounting personnel, did not impact its year-end 2004 financial statements in a material amount. Portal is currently evaluating whether these errors could have materially impacted its quarterly financial statements in fiscal 2004.

With respect to the restatement item relating to foreign payroll and withholding tax accruals, Portal has determined that these errors did not materially impact its year-end or quarterly financial statements in fiscal 2004. Portal is still in the process of determining whether any of the individually insignificant adjustments impacted its fiscal 2004 financial statements in a material amount.

Based on the above and as of this writing, Portal does not believe that any of the restatement items, individually or in the aggregate, impacted its year-end fiscal 2004 financial statements in a material amount. Portal is still in the process of reviewing its fiscal 2004 quarterly financial statements to determine whether any of these items impacted these financial statements in a material amount.

Securities and Exchange Commission

December 23, 2005

As disclosed in Portal’s November 28, 2005 press release, its original Form 8-K and the Form 8-K/A filed contemporaneously herewith, the estimates provided with respect to its restatement are preliminary. Portal is still in the process of completing its procedures with respect to its fiscal year 2005 financial statements and will continue to evaluate all adjustments identified, individually and in the aggregate, including whether those adjustments materially impact previously filed financial statements. Should, in the course of completing its procedures, Portal conclude that any of its previously issued financial statements should not be relied upon, Portal will promptly notify the Staff and issue the appropriate disclosures as required under Form 8-K requirements.

As requested by the Staff, Portal hereby confirms as follows:

•	Portal is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments and changes to the disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to its filing; and

•	Portal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, comments or require any additional information regarding the foregoing, please don’t hesitate to contact me at (408) 572-2904 or Maury Austin at (408) 572-3600.

Sincerely,

PORTAL SOFTWARE, INC.,
A Delaware Corporation

/s/ Larry Bercovich
Larry Bercovich
General Counsel

cc:	Chris White, Securities and Exchange Commission

Steve Bochner, Esq. Wilson Sonsini Goodrich & Rosati, P.C.